UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-159829
333-159829-07

WARNER CHILCOTT PUBLIC LIMITED COMPANY WARNER CHILCOTT CORPORATION (See Table of Additional Registrants)
(Exact name of registrant as specified in its charter)
Warner Chilcott plc Unit 19 Ardee Business Park Hale Street Ardee Co Louth, Ireland +353 41 685 6983	Warner Chilcott Corporation 100 Enterprise Drive Rockaway, New Jersey 07866 (973) 442-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8¾% Senior Subordinated Notes due 2015 Guarantees of 8¾% Senior Subordinated Notes due 2015
(Title of each class of securities covered by this Form)
Ordinary Shares of Warner Chilcott plc, $0.01 par value
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Approximate number of holders of record as of the certification or notice date:

8¾% Senior Subordinated Notes due 2015 – 0 Holders
Guarantees of 8¾% Senior Subordinated Notes due 2015 – 0 Holders

ADDITIONAL REGISTRANTS
Exact Names of Registrants as Specified in Their Charters	States or Other Jurisdictions of Incorporation or Organization	Primary Standard Industrial Classification Code Nos.	Commission File Nos.	Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants’ Principal Executive Offices
Warner Chilcott Intermediate (Luxembourg) S.à r.l.	Luxembourg	2834	333-159829-06	67, rue Ermesinde #4, 2nd Floor L-1469 Luxembourg +352-26-63-74449
Warner Chilcott Company, LLC	Puerto Rico	2834	333-159829-05	Union Street, Road 195 Km. 1.1 Fajardo, Puerto Rico 00738 (787) 863-1850
Warner Chilcott (US), LLC	Delaware	2834	333-159829-04	100 Enterprise Drive Rockaway, New Jersey 07866 (973) 442-3200
Warner Chilcott Holdings Company III, Limited	Bermuda	2834	333-159829-03	Unit 19 Ardee Business Park Hale Street Ardee, Co Louth, Ireland +353 41 685 6983
WC Pharmaceuticals I Limited	Gibraltar	2834	333-159829-02	Icom House Suite 3, Second Floor 1/5 Irish Town, Gibraltar +350 200 50418
WC Luxco S.à r.l.	Luxembourg	2834	333-159829-01	67, rue Ermesinde #4, 2nd Floor L-1469 Luxembourg +352-26-63-74449
Warner Chilcott Limited	Bermuda	2834	333-159829	Unit 19 Ardee Business Park Hale Street Ardee, Co Louth, Ireland +353 41 685 6983

The name, address, including zip code, and telephone number, including area code, of agent for service for each of the Additional Registrants is:

Izumi Hara, Esq.
c/o Warner Chilcott Corporation
100 Enterprise Drive
Rockaway, New Jersey 07866
(973) 442-3200

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrants have each caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date:                      February 12, 2010
Warner Chilcott plc

By:	/s/ Paul Herendeen
	Name:	Paul Herendeen
	Title:	Executive Vice President and Chief Financial Officer

Warner Chilcott Corporation

By:	/s/ Paul Herendeen
	Name:	Paul Herendeen
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Warner Chilcott Intermediate (Luxembourg) S.à r.l.

By:	/s/ Paul Herendeen
	Name:	Paul Herendeen
	Title:	Authorized Signatory (Principal Financial and Accounting Officer)

Warner Chilcott Company, LLC

By:	/s/ Paul Herendeen
	Name:	Paul Herendeen
	Title:	Authorized Signatory

Warner Chilcott (US), LLC

By:	/s/ Paul Herendeen
	Name:	Paul Herendeen
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Warner Chilcott Holdings Company III, Limited

By:	/s/ Paul Herendeen
	Name:	Paul Herendeen
	Title:	Executive Vice President and Chief Financial Officer

WC Pharmaceuticals I Limited

By:	/s/ Paul Herendeen
	Name:	Paul Herendeen
	Title:	Authorized Signatory (Principal Financial and Accounting Officer)

WC Luxco S.à r.l.

By:	/s/ Paul Herendeen
	Name:	Paul Herendeen
	Title:	Authorized Signatory (Principal Financial and Accounting Officer)

Warner Chilcott Limited

By:	/s/ Paul Herendeen
	Name:	Paul Herendeen
	Title:	Executive Vice President and Chief Financial Officer